UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 19)

                                 Mercom, Inc.
                               (Name of Issuer)


                                 Common Stock
                                $1.00 Par Value
                        (Title of Class of Securities)

                                   58935D109
                                (CUSIP Number)

                              Raymond B. Ostroski
                 Executive Vice President and General Counsel
                               C-TEC Corporation
                              105 Carnegie Center
                         Princeton, New Jersey  08540
                           Tel. No.:  (609) 734-3700
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                August 10, 1995
                    (Date of Event which Requires Filing of
                                this Statement)

               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following: [ ].

               Check the following box if a fee is being paid with this statement: [ ].



                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP Nos.  58935D109       |             |             Page 2           |
|                            |             |                              |
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON:                                          |
|    |               C-TEC Corporation                                    |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |               23-2093008                                           |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                       WC                                           |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                       N/A                                          |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |               Pennsylvania                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |                                               |
|                    |    | 2,964,250                                     |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |  -0-                                          |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |                                               |
|    PERSON          |    | 2,964,250                                     |
|     WITH           |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |  -0-                                          |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |                                                                    |
|    | 2,964,250                                                          |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 61.92%                                                             |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |         CO                                                         |
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)



               This Amendment No. 19 to Schedule 13D relating to Mercom, Inc., a Delaware corporation (the "Company" or "Mercom"), amends the
Schedule 13D originally filed on March 14, 1990, as amended and restated by Amendment No. 17 to Schedule 13D on April 19, 1995, and as subsequently amended by Amendment No. 18 filed on July 13, 1995 (as so subsequently amended the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.        Source and Amount of Funds of Other Consideration.

               The response set forth in Item 3 of the Schedule 13D is amended and supplemented as follows:

               The purchase price for the 1,920,056 shares of Common Stock acquired pursuant to the rights offering described in Item 4 below was $6,912,201.60. The purchase price was funded through internally generated funds of C-TEC.

Item 4.        Purpose of Transaction.

               The response set forth in Item 4 of the Schedule 13D is amended and supplemented as follows:

               On August 10, 1995, the Company announced that its rights offering of 2,393,530 shares of its Common Stock expired that day at 5:00 p.m. EST. Shareholders of record at the close of business on July 20, 1995 received one right for every share of Common Stock held. Rights holders were permitted to purchase one share of Common Stock for each right held at a subscription price of $3.60 in cash per share. Each right also carried the right to "oversubscribe" for shares of Common Stock that were not otherwise purchased pursuant to the exercise of rights. The Company announced that it estimated the net proceeds from the rights offering to be approximately $8.1 million.

               Properties received 1,044,194 rights in respect of the shares of Common Stock it held on July 20, 1995. Properties exercised all of its rights and oversubscribed for all additional shares of Common Stock offered. Properties was allocated 875,862 shares of Common Stock in respect of its oversubscription. Thus, Properties purchased a total of 1,920,056 shares of Common Stock (together with the other shares of Common Stock owned by Properties, the "Shares") in the rights offering for a total aggregate subscription price of $6,912,201.60.

Item 5.  Interest in Securities of the Company.

               The response set forth in Items 5 (a) and (b) of the Schedule 13D is hereby amended by (i) deleting the last paragraph thereof (added in Amendment No. 18 to the Schedule 13D) and (ii) deleting the first paragraph thereof and substituting the following in its place:

               "As of the date hereof, C-TEC beneficially owns 2,964,250 shares of Common Stock, representing approximately 61.92% of the 4,787,060 shares of Common Stock which are outstanding."

               (c) Except as set forth in Item 4, no transactions in the Common Stock have been effected during the past 60 days by the C-TEC Entities or, to the best knowledge of the C-TEC Entities, by any of the persons named in Schedules A through E attached to Amendment No. 17 to the Schedule 13D.


                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 10, 1995



                                       C-TEC CORPORATION


                                       By:
                                          /s/  Raymond B. Ostroski
                                          _____________________
                                          Raymond B. Ostroski
                                          Executive Vice President
                                            and General Counsel